                  UNITED STATES                      ---------------------------
       SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
             Washington, D.C. 20549                  ---------------------------
                                                     OMB Number: 3235-0058
                   FORM 12b-25                       ---------------------------
                                                     Expires: January 31, 2005
           NOTIFICATION OF LATE FILING               ---------------------------
                                                     Estimated average burden
                                                     ---------------------------
                                                     hours per response. . .2.50
                                                     ---------------------------

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q [ ] Form N-SAR

For Period Ended:     June 30, 2002                             --------------------------
                  -----------------------                       SEC FILE NUMBER: 000-32743
[ ] Transition Report on Form 10-K                              --------------------------
[ ] Transition Report on Form 20-F                              CUSIP NUMBER: 87967E 10 7
[ ] Transition Report on Form 11-K                              --------------------------
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------

----------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
----------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
----------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

  Tellium, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

   2 Crescent Place
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

   Oceanport, NJ 07757-0901
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Tellium's Quarterly Report on Form 10-Q for the three months ended June 30, 2002 cannot be filed within the prescribed time period without unreasonable effort or expense. In connection with a stock repurchase and bonus award program, the Board of Directors became aware of issues that arose regarding the implementation of such program. The board is currently reviewing these issues and their implications for the company and its management, and this has resulted in unexpected delays in the preparation of the 10-Q. Tellium expects to file its Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date of the Quarterly Report on Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Harry J. Carr                 (732)                     923-4100
-------------------------      -------------           -----------------------
(Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the three months ended June 30, 2002, the company recognized revenue before non-cash charges related to equity issuances of approximately $3.1 million, which represents a decrease of $27.3 million from revenue before non-cash charges related to equity issuances of approximately $30.4 million for the three months ended June 30, 2001. The decrease is due to unfavorable economic conditions resulting in significantly reduced capital expenditures of our existing customers. Non-cash charges related to warrant issuances to customers totaled approximately $28.8 million for the three months ended June 30, 2002, compared to approximately $6.9 million for the same period in 2001. The increase in non-cash charges is due to an impairment charge of approximately $28.8 million for deferred warrant cost recorded as a non-cash charge during the three months ended June 30, 2002 as a result of our assessment that our customers with warrants will purchase less equipment than originally forecasted. As a result of the foregoing, revenue, net of non-cash charges related to equity issuances, decreased from approximately $23.5 million for the three months ended June 30, 2001 to approximately ($25.7) million for the three months ended June 30, 2002.

         During the three months ended June 30, 2002, we experienced a decline in capital spending by our customers, reduced our expectations for future growth in revenue and cash flows and our stock price continued to decline significantly. Due to these significant changes, which indicated that goodwill and other assets of the reporting unit might be impaired, we, with the assistance from an independent valuation expert, performed an evaluation of goodwill and other identifiable long-lived assets. We compared the fair value of our reporting unit to the carrying value of the reporting unit, including goodwill, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and determined that the carrying value, including goodwill, exceeded the fair value of our reporting unit. As a result of this evaluation, we took a charge of approximately $58.4 million for the impairment of goodwill during the three months ended June 30, 2002, and there was no corresponding expense in the three months ended June 30, 2001.

         Continued deteriorating conditions in the telecommunications industry have contributed to our inability to secure additional customers and caused purchases by current customers to decline. On June 24, 2002, in response to these conditions, we announced a business restructuring plan designed to decrease our operating expenses. We recorded a restructuring charge of approximately $12.8 million associated with a workforce reduction and the consolidation of excess facilities, resulting in non-cancelable lease costs and write down of certain leasehold improvements.

         As of June 30, 2002, approximately 200 employees have been notified of the termination of their employment with us. Charges for the workforce reduction of approximately $6.3 million consisted of primarily severance and extended benefits. The remaining balance of approximately $4.5 million will be paid during the second half of 2002.

         During the three months ended June 30, 2002, we recorded a charge of approximately $6.5 million related to the consolidation of facilities and a net charge of approximately $2.3 million related to the write down of leasehold improvements. The remaining facilities balance of approximately $4.3 million as of June 30, 2002 is related to the net lease expense of non-cancelable leases, which will be paid over the respective lease terms through the year 2007. We do not believe that the restructuring program will have a material impact on revenues. We expect that the actions described above will result in an estimated annual reduction in employee-related expense and cash flows of approximately $15-20 million.

         We performed an impairment review of our deferred warrant costs during the three months ended June 30, 2002. We previously granted warrants to two customers in conjunction with the execution of customer supply agreements. The fair value of these warrants was capitalized on the measurement date as deferred warrant costs, which were amortized as a pro-rata reduction of revenue as the customers purchased products under the supply agreements. Based on the recent sharp decline in customer spending and the situation in the telecommunications industry in general, we believe that our customers with warrants will purchase less equipment than originally forecasted. As a result, we recorded an impairment charge to deferred warrant cost of approximately $28.8 million. The charge was measured based upon the proportion of the forecasted purchases under the supply agreement expected to not be fulfilled compared to the capitalized cost. In the consolidated statement of operations, the impairment charge is classified as a reduction to revenue under "Non-cash charges related to equity issuances" in accordance with EITF Issue, No. 00-25, "Vendor Income Statement Characterization of Consideration paid to a Reseller of the Vendor's Products."

         We also assessed the carrying value of intellectual property acquired from AT&T Corp. on September 1, 2000 and from Astarte Fiber Networks, Inc. on October 10, 2000. Because the estimated undiscounted cash flows relating to these identifiable long-lived assets was less than their carrying value, an impairment charge of approximately $51.7 million was recorded in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

                                  Tellium, Inc.
          -------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2002                   By  /s/ Harry J. Carr
     ----------------------------------  ---------------------------------------
                                          Name:  Harry J. Carr
                                          Chairman of the Board and
                                          Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     ---------------------------------------------------------------------------
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
     ---------------------------------------------------------------------------

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).